Exhibit 4.3

DESCRIPTION OF OUR SECURITIES

The following sets forth a summary of the material terms of the securities of Tevogen Bio Holdings Inc. (“we,” “us,” “our,” “Tevogen,” or the “Company”) registered under Section 12 of the Securities Act of 1933, as amended (the “Securities Act”), including certain provisions of the law of the State of Delaware and the Company’s Certificate of Incorporation (the “Charter”), Bylaws (the “Bylaws”), and certain warrant-related documents. This summary is qualified by reference to the full text of the Charter, Bylaws, and warrant-related documents described herein, which are exhibits to the report to which this exhibit is attached. We urge you to read each of the Charter, the Bylaws, and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities. The summary below is also qualified by reference to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), as applicable.

Common Stock

The Charter authorizes the issuance of a total of 820,000,000 shares of capital stock, each with par value $0.0001 per share, consisting of (a) 800,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company and (b) 20,000,000 shares of preferred stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any preferred stock designation, the holders of Common Stock will possess all voting power for the election of directors and all other matters submitted to a vote of stockholders. Generally, each holder of Common Stock is entitled to one vote per share.

Except as otherwise required by law, holders of Common Stock, as such, will not be entitled to vote on any amendment to the Charter (including any preferred stock designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of preferred stock of the Company if the holders of such affected series of preferred stock are entitled to vote on such amendment pursuant to the Charter (including any preferred stock designation) or pursuant to the DGCL.

Dividends

Subject to applicable law and the rights and preferences of any holders of any outstanding class or series of preferred stock of the Company, holders of Common Stock will be entitled to receive dividends when, as and if declared by the board of directors of the Company (the “Board”), payable either in cash, in property, or in shares of capital stock. All shares of Common Stock shall be of equal rank and shall be identical with respect to rights to such dividends.

Liquidation, Dissolution, and Winding Up

Upon our voluntary or involuntary liquidation, dissolution, or winding up and after payment in full of our debts and other liabilities and to any holders of preferred stock of the Company having liquidation preferences, if any, the holders of the shares of the Common Stock shall be entitled to receive all the remaining assets of the Company available for distribution to our shareholders, ratably in proportion to the number of shares of the Common Stock then issued and outstanding.

Preemptive or Other Rights

Subject to applicable law and the preferential rights of any other class or series of stock, all shares of Common Stock will have equal dividend, distribution, liquidation, and other rights, and will have no preference or appraisal rights, except for any appraisal rights provided by the DGCL. Furthermore, subject to applicable law, holders of Common Stock will have no preemptive rights and there are no conversion, sinking fund, or redemption rights, or rights to subscribe for any of our securities. The rights, powers, preferences, and privileges of holders of Common Stock will be subject to those of the holders of any shares of preferred stock that the Board may authorize and issue in the future.

Election of Directors

The Board is divided into three classes, each of which generally serves for a term of three years with only one class of directors being elected in each year. Directors are generally elected by a plurality of votes cast at a meeting of the shareholders at which a quorum is present, and there is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors and that the director nominees receiving the highest number of votes will be elected at such a meeting.

Preferred Stock

The Charter provides that shares of preferred stock may be issued from time to time in one or more classes or series. The Board is authorized to establish the voting rights, if any, designations, preferences, and relative, participating, optional, or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof, applicable to the shares of each series of preferred stock. The Board may, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Common Stock and could have anti-takeover effects. The ability of the Board to issue preferred stock without shareholder approval could have the effect of delaying, deferring, or preventing a change of control of the Company or the removal of existing management. We currently have 500 shares of Series A Preferred Stock and 600 shares of Series C Preferred Stock issued and outstanding.

Series A Preferred Stock

Voting

The Series A Preferred Stock does not have any voting rights.

Dividends

Holders of Series A Preferred Stock are entitled to receive dividends accruing daily on a cumulative basis at a fixed rate of 5% per annum per share on the Series A Original Issue Price (as defined in the Certificate of Designation of Series A Preferred Stock of the Company), automatically increasing by 2% every year that the Series A Preferred Stock remains outstanding (the “Series A Accruing Dividends”). The Series A Accruing Dividends become payable when and if declared by the Board. The Series A Preferred Stock will also participate on an as-converted basis in any regular or special dividends paid to holders of the Common Stock.

Liquidation

The Series A Preferred Stock ranks senior to the Common Stock in liquidation priority. In the event of a liquidation of the Company, or certain deemed liquidation events, the Series A is redeemable for a price equal to the greater of the Series A Original Issue Price plus all Series A Accruing Dividends that are unpaid through the redemption date, or such amount that would have been payable had the Series A converted into shares of Common Stock immediately before the liquidation or deemed liquidation event.

Redemption

Holders of Series A Preferred Stock are not entitled to redeem their shares outside of the liquidation of the Company or the occurrence of a deemed liquidation event. The Company is entitled to redeem that Series A Preferred Stock at a price equal to the Series A Original Issue Price plus any Series A Accruing Dividends accrued but unpaid thereon, if the volume-weighted average price of the Common Stock exceeds $5.00 per share for the twenty days immediately prior to our call election.

Conversion

Holders of Series A Preferred Stock have the option to convert the Series A Preferred Stock into shares of Common Stock at a ratio equal to the Series A Original Issue Price divided by the Series A Conversion Price, which is initially $4.00 per share and is subject to standard antidilution adjustments.

Series C Preferred Stock

Voting

The Series C Preferred Stock does not have any voting rights.

Dividends

The Series C Preferred Stock carries an annual 7.5% cumulative dividend, compounded annually, beginning on October 25, 2024 and ending on the last business day of the calendar quarter ending September 30, 2034 (the “Series C Accruing Dividends”). The Series C Accruing Dividends are payable in shares of Series C Preferred Stock or, at the election of the Company, in cash.

Liquidation

The Series C Preferred Stock ranks subordinate to the Series A Preferred Stock and ranks senior to Common Stock in liquidation priority. In the event of a liquidation of the Company, or certain deemed liquidation events, the Series C Preferred Stock is redeemable for a price equal to the greater of the Series C Original Issue Price (as defined in the Certificate of Designation of Series C Preferred Stock of the Company) plus all Series C Accruing Dividends that are unpaid through the redemption date, or such amount as would have been payable had the Series C Preferred Stock converted into shares of Common Stock immediately before the liquidation or deemed liquidation event.

Redemption

The holders of Series C Preferred Stock are not entitled to redeem their shares outside of the liquidation of the Company or the occurrence of a deemed liquidation event. The Company is entitled to redeem that Series C Preferred Stock at any time after the fifth anniversary of issuance at a price equal to the Series C Original Issue Price plus any Series C Accruing Dividends accrued but unpaid thereon, subject to the conversion right described below.

Conversion

The shares of Series C Preferred Stock will be convertible at the election of the holder, beginning six months after the date of issuance, into shares of Common Stock at a conversion price equal to the volume-weighted average price of the Common Stock for the 30 trading days immediately prior to the exercise of the holder’s conversion option, subject to a floor price of $0.6172.

Dividends

We have not paid any cash dividends on the Common Stock to date and do not intend to pay cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenue and earnings, if any, capital requirements, and general financial condition. The payment of any cash dividends is within the discretion of the Board. Our ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing agreements.

Certain Anti-Takeover Provisions of Delaware Law

Classified Board of Directors

The Charter provides that the Board is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of the Board is elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board. Amending the classified Board provisions requires approval by two-thirds (2/3) of the then-outstanding voting power.

Authorized but Unissued Shares

The authorized but unissued shares of Common Stock and preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of The Nasdaq Stock Market LLC (“Nasdaq”). These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved, Common Stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.

Shareholder Action; Special Meetings of Shareholders

The Charter provides that, subject to the rights of the holders of any series of preferred stock, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders and may not be effected by any consent by such shareholders. As a result, a holder controlling a majority of our capital stock cannot amend the Bylaws or remove directors without holding a meeting of shareholders called in accordance with the Bylaws. This restriction does not apply to actions taken by the holders of any series of preferred stock to the extent expressly provided in the applicable preferred stock designation.

Further, the Charter provides that, subject to any special rights of the holders of preferred stock, special meetings of the shareholders may only be called by the Board.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The Bylaws provide that shareholders seeking to bring business before our annual meeting of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, must provide timely notice. To be timely, a shareholder’s notice must be received by the Secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of shareholders. However, in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by us. The Bylaws also specify certain requirements as to the form and content of a shareholders’ notice. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors.

Amendment of Charter or Bylaws

The Bylaws may be amended or repealed by the Board or by the affirmative vote of the holders of a majority of the voting power of all of the shares of our capital stock entitled to vote in the election of directors, voting as one class. The affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend certain provisions of the Charter related to the classified Board and limitation of liabilities.

Board Vacancies

Any vacancy on the Board may be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director, subject to any special rights of the holders of preferred stock. Any director chosen to fill a vacancy will hold office until the expiration of the term of the class for which he or she was elected and until the director’s successor is duly elected and qualified or until their earlier resignation, removal from office, death, or incapacity. Except as otherwise provided by law, in the event of a vacancy on the Board, the remaining directors may exercise the powers of the full Board until the vacancy is filled.

Preferred Directors

Under the Charter, during any period when the holders of one or more series of preferred stock have the separate right to elect additional directors, the then-otherwise total authorized number of directors will automatically be increased by such number of directors that the holders of any series of preferred stock have a right to elect. Whenever the holders of one or more series of preferred stock having a separate right to elect additional directors cease to have such right, the terms of office of all preferred stock directors elected by the holders of such series of preferred stock, and the total authorized number of directors, will be automatically reduced accordingly.

Exclusive Forum Selection

The Charter provides that (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, or shareholder of the Company to the Company or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Charter, or the Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Under the Charter, these provisions may be waived by us at our discretion.

The exclusive forum provision in the Charter does not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction.

Although we believe that these provisions benefit the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL until the election to opt-out of Section 203 of the DGCL in the Charter becomes effective 12 months from the date the Charter first became effective under the DGCL. In general, Section 203 prohibits a Delaware corporation that is listed on a national securities exchange or held of record by more than 2,000 shareholders from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that such shareholder becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, certain mergers, asset or stock sales, or other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions:

●	before the shareholder became interested, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

●	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

●	at or after the time the shareholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two thirds (2/3) of the outstanding voting stock which is not owned by the interested shareholder.

Under certain circumstances, Section 203 of the DGCL would make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with the Board because the shareholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. Section 203 of the DGCL also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Limitation on Liability

The Charter provides that a director or officer shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

Indemnification and Advancement of Expenses

The Bylaws provide that our directors and officers are indemnified and advanced expenses by us to the fullest extent authorized or permitted by the DGCL as it now exists or may in the future be amended. In addition, the Bylaws provide that our directors are not personally liable to us or our shareholders for monetary damages for breaches of their fiduciary duty as directors to the fullest extent permitted by the DGCL.

The Bylaws also permit us to purchase and maintain insurance on behalf of any officer, director, employee, or agent of the Company for any liability arising out of such person’s status as such, regardless of whether the DGCL would permit indemnification.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance, and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Warrants

Public Warrants

Each whole warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time. Warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” for this purpose means the average reported last sale price of the shares of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is sent to the warrant agent. The warrants will expire five years after the closing (the “Closing”) of the transaction contemplated by that certain Agreement and Plan of Merger, dated June 28, 2023, by and among the Company, Semper Merger Sub, Inc., SSVK Associates, LLC (“SSVK”), Tevogen Bio Inc (n/k/a Tevogen Bio Inc.), and Dr. Ryan Saadi (the “Business Combination”), on February 14, 2029, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Redemption of warrants when the price per share of Common Stock equals or exceeds $18.00. Once the warrants become exercisable, we may redeem the outstanding warrants except as described herein with respect to the warrants originally sold as part of units in a private placement concurrent with our initial public offering (the “private placement warrants”):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the closing price of the Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under “—Anti-Dilution Adjustments” below) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to their warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under “—Anti-dilution Adjustments” below) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management has the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management would consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Common Stock issuable upon the exercise of our warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number shares of Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the fair market value of our shares of Common Stock over the exercise price of the warrants by (y) the fair market value and (B) 0.361 per warrant.

Redemption of warrants when the price per share of Common Stock equals or exceeds $10.00. Once the warrants become exercisable, we may redeem the outstanding warrants except as described herein with respect to the private placement warrants:

●	in whole and not in part;

●	at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A ordinary shares, except as otherwise described below; and

●	if, and only if, the closing price of the Common Stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under “—Anti-dilution Adjustments” below) on the trading day prior to the date on which we send the notice of redemption to the warrant holders.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

	Fair Market Value of Common Stock
Redemption Date	≤								≥
(period to expiration of warrants)	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	-	-	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the volume weighted average price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of Common Stock for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Common Stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock.

This redemption feature differs from the typical warrant redemption features established by many other blank check companies, which typically only provide for a redemption of warrants for cash when the trading price for their shares exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of Common Stock are trading at or above $10.00 per public share, which may be at a time when the trading price of Common Stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold described above under “—Redemption of warrants when the price per share of Common Stock equals or exceeds $18.00” above. Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of this prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when the shares of Common Stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the shares of Common Stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of Common Stock than they would have received if they had chosen to wait to exercise their warrants for shares of Common Stock if and when such shares of Common Stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Common Stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of Common Stock pursuant to the warrant agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of Common Stock, the company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption Procedures

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of outstanding shares of Common Stock is increased by a capitalization or share dividend payable in shares of Common Stock, or by a split-up of shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase shares of Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Common Stock) and (ii) one minus the quotient of (x) the price per shares of Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of Common Stock, in determining the price payable for shares of Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of shares of Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of shares of Common Stock, other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Common Stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse share sub-division, or reclassification of the shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification, or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In addition, if (x) we issued additional shares of Common Stock or equity-linked securities for capital raising purposes in connection with the Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Board and, in the case of any such issuance to our initial shareholders or their affiliates, without taking into account any founder shares held by our initial shareholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represented more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination as of the Closing (net of redemptions), and (z) the volume weighted average trading price of our Common Stock during the 20 trading day period starting on the trading day prior to the Closing (such price, the “Market Value”) was below $9.20 per share, the exercise price of the warrants would be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “—Redemption of warrants when the price per shares of Common Stock equals or exceeds $18.00” would be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “—Redemption of warrants when the price per shares of Common Stock equals or exceeds $10.00” would be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation or entity (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash, or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash, or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange, or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding shares of Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities, or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. If less than 70% of the consideration receivable by the holders of shares of Common Stock in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

Private Placement Warrants

Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants described above. The private placement warrants (including the shares of Common Stock issuable upon exercise of the private placement warrants) are not redeemable by us so long as they are held by SSVK, Semper Paratus Sponsor LLC (the “Original Sponsor”), Cantor Fitzgerald & Co. (“Cantor”), or their permitted transferees. SSVK, the Original Sponsor, Cantor, or their permitted transferees have the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than SSVK, the Original Sponsor, Cantor, and their permitted transferees, the private placement warrants would be redeemable by us and exercisable by the holders on the same basis as the public warrants.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (as defined below) over the exercise price of the warrants by (y) the Sponsor fair market value. For these purposes, the “fair market value” shall mean the average reported closing price of the shares of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. We have agreed that these warrants will be exercisable on a cashless basis so long as they are held by SSVK, Original Sponsor, Cantor, or their permitted transferees.

Listing of Securities

Our Common Stock and public warrants are currently listed on Nasdaq, under the symbols “TVGN” and “TVGNW,” respectively.